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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to .

Commission File No. 00-30747

A.	FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

PacWest Bancorp 401(k) Plan

PacWest Bancorp
456 Santa Monica Boulevard, Santa Monica, CA 90401

B.	NAME OF THE ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

PacWest Bancorp
10250 Constellation Blvd, Suite 1640
Los Angeles, California 90067

PacWest Bancorp 401(k) Plan
Form 11-K
December 31, 2011
Index

        All other schedules are omitted because they are not required or applicable pursuant to the Employee Retirement Income Security Act of 1974 and Department of Labor regulations.

Report of Independent Registered Public Accounting Firm

The 401K Committee
PacWest Bancorp 401(k) Plan

        We have audited the accompanying statements of net assets available for benefits of PacWest Bancorp 401(k) Plan (the "Plan") as of December 31, 2011 and 2010, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

        Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic 2011 financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act 1974. This supplemental schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2011 financial statements taken as a whole.

/s/ Squar, Milner, Peterson, Miranda & Williamson, LLP

Newport Beach, California
June 26, 2012

PacWest Bancorp 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2011	2010
Investments at fair value:
Cash and cash equivalents	$4,204,177	$4,045,833
Mutual funds	24,389,398	24,363,124
PacWest Bancorp common stock	2,099,191	2,153,248
Common/collective trusts	316,897	6,002

Total investments	31,009,663	30,568,207

Receivables:
Notes receivable from participants	959,711	702,345
Employer contributions	483,845	482,543
Participant contributions	119,109	124,000
Due from custodian	—	3,472

Total receivables	1,562,665	1,312,360

Net assets available for benefits, at fair value	$32,572,328	$31,880,567

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 2)	(8,030)	—

Net assets available for benefits	$32,564,298	$31,880,567

See Accompanying Notes to Financial Statements.

PacWest Bancorp 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2011

Additions:
Investment income:
Net depreciation in fair value of investments	$(1,627,290)
Interest and dividends/investment income	659,425
Interest income, notes receivable from participants	43,257

Total investment income	(924,608)

Contributions:
Participants	3,487,922
Employer	428,605

Total contributions	3,916,527

Total additions	2,991,919

Deductions:
Benefits paid to participants	2,285,984
Deemed distribution of loans	13,772
Administrative expenses	8,432

Total deductions	2,308,188

Increase in net assets available for benefits	683,731

Net assets available for benefits:
Beginning of the year	31,880,567

End of the year	$32,564,298

See Accompanying Notes to Financial Statements.

PacWest Bancorp 401(k) Plan

Notes to Financial Statements

December 31, 2011 and 2010

(1) Description of the Plan

        The following description of the PacWest Bancorp 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan's provisions.

  (a)
  General

        The Plan is a defined contribution plan which provides retirement benefits for eligible employees of PacWest Bancorp (the "Company") and its subsidiaries that have agreed to participate in the Plan. The Plan is administered by PacWest Bancorp (the "Sponsoring Employer") who acts by and through its administrative committee, the 401(k) Committee. The 401(k) Committee is presently comprised of seven officers of Pacific Western Bank, a subsidiary of the Sponsoring Employer. The Plan's custodian is Fidelity and the Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

        In 2007, the Plan was amended to limit contributions into PacWest Bancorp common stock. The amendment limits contributions into PacWest Bancorp common stock to no more than 25% of either the future contributions made or total participant account balance. No changes were made to any participant account if, on the date of the amendment, the participant that had balances in PacWest Bancorp common stock in excess of the 25% limit, though future contributions were limited to no more than 25% of the total contribution. The amendment also imposes an exchange restriction that prohibits exchanges into PacWest Bancorp common stock if a participant's balance in PacWest Bancorp common stock exceeds 25% of the participant's total account balance.

  (b)
  Contributions

        Employees of the Company who are at least 21 years of age are eligible to participate in the Plan beginning the first day of the month following their hire date. Participants can contribute, under a salary reduction agreement, up to 60% of their eligible compensation, as defined, but not to exceed the dollar amount allowed by law, which was $16,500 for 2011. The Company's Board of Directors determines the discretionary matching contribution on an annual basis. For the 2011 plan year, the matching contribution was determined to be a maximum amount of 25% of the first 6% of covered compensation. Participants may also contribute amounts representing distributions (rollovers) from other tax favored plans, and participants age 50 and over may make unmatched "catch-up" contributions up to $5,500 in accordance with Internal Revenue Code ("IRC") regulations and limitations.

        Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are invested at the participant's discretion into investments offered by the Plan in the same manner as the salary reduction contributions.

  (c)
  Participant Accounts

        Each participant account is credited with the participant's contributions, allocations of the Company's matching contribution and profit sharing contribution (if any), and earnings or losses. Earnings or losses of the various funds are allocated to the participant balances according to the ratio that a participant's account balance or shares held in a given fund bears to the total of all account balances or shares held in the fund.

PacWest Bancorp 401(k) Plan

Notes to Financial Statements (Continued)

December 31, 2011 and 2010

(1) Description of the Plan (Continued)

  (d)
  Vesting

        Participant contributions are immediately fully vested. Participants vest in the Company's matching contribution in accordance with the following schedule:

Years of service	Vested percentage
Less than 1 year	0%
1	20
2	40
3	60
4	80
5	100

        All nonvested amounts in a terminated participant's account will be forfeited in accordance with plan provisions, which allow for forfeited amounts to be utilized to pay Plan expenses or to offset employer contributions. At December 31, 2011 and 2010, the nonvested forfeited amounts totaled $13,698 and $49,505, respectively. During 2011, forfeited amounts of $55,241 were used to reduce employer contributions.

  (e)
  Benefit Payments

        A participant may receive a distribution of his or her entire vested accrued benefit only upon the participant's termination of employment. While employed, a participant may receive a distribution of his or her rollover account and employee contribution deferrals for reason of financial hardship, in accordance with Plan provisions. Withdrawal of previously contributed employee after-tax contributions is also permitted in accordance with Plan provisions.

        For distributions other than for financial hardship, the method of payment shall be based on the participant's election and may be made in one or a combination of the following methods: a single lump sum; installments (if eligible as defined by the Plan); or direct transfer to an Individual Retirement Account ("IRA") or tax favored plan that accepts the transfer. Distributions shall be made in cash or in-kind, in accordance with the participant's election and Plan provisions.

  (f)
  Notes Receivable from Participants

        Participants may borrow from their account, a minimum of $1,000 up to the lesser of 50% of the participant's vested account balance or $50,000 reduced by the highest outstanding loan balance in the participant's account during the prior 12-month period. Participants may only have one loan outstanding at a time. Such loans are collateralized by the participant's vested balance in the Plan and bear the prevailing interest rate used by lending institutions for loans made under similar circumstances. Interest rates at December 31, 2011 ranged from 5.25% to 8.85%. The terms of these loans cannot exceed five years, except if the loan is used to purchase the principal residence of the participant, in which case the loan term may be extended for up to a period of ten years. Principal and interest are paid ratably through payroll deductions. If a participant defaults on the loans, it is generally treated as a taxable distribution from the Plan (a "deemed distribution").

PacWest Bancorp 401(k) Plan

Notes to Financial Statements (Continued)

December 31, 2011 and 2010

(1) Description of the Plan (Continued)

  (g)
  Plan Termination

        Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

(2) Significant Accounting Policies

  (a)
  Basis of Accounting

        The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

        As described in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 962 (formerly known as FASB Staff Position No. AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

        Accordingly, as required by ASC 962, the accompanying statements of net assets available for benefits for 2011 and 2010 present the fair value of the investment contracts as well as the adjustment of fully benefit-responsive investment contracts from fair value to contract value at December 31, 2011. Contract and fair value were approximately the same amount at December 31, 2010, and the adjustment from fair value to contract value was not significant.

  (b)
  Use of Estimates

        The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets in the statements of net assets available for benefits along with the additions and deductions presented in the statement of changes in net assets available for benefits. Actual results could differ from those estimates.

  (c)
  Investment Valuation and Income Recognition

        The Plan's investments in money market funds, mutual funds, and PacWest Bancorp common stock are carried at fair value based on the published market quotations. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Common collective trust investments are public investment securities valued using the net asset value ("NAV") for that fund.

PacWest Bancorp 401(k) Plan

Notes to Financial Statements (Continued)

December 31, 2011 and 2010

(2) Significant Accounting Policies (Continued)

  (d)
  Notes Receivable from Participants

        The notes receivable from participants are valued at cost plus any accrued but unapplied interest, which approximates fair value.

  (e)
  Payment of Participant Benefits

        Participant benefits are recorded when paid.

  (f)
  Administrative Expenses

        Administrative expenses of the Plan are paid by the Company, except for loan fees and maintenance fees for ex-employees, which are charged to the applicable participant accounts. The Company is also a party in interest and the custodian charges fees for processing loan application transactions. The administrative fees paid by the Plan in 2011 totaled $8,432.

  (g)
  Risks and Uncertainties

        The Plan provides for investments in various securities that, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and participant account balances.

  (h)
  Future Adoption of Accounting Standards

        In May 2011, the FASB issued Accounting Standards Update No. 2011-04 "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs" ("ASU 2011-04"). ASU 2011-04 includes common requirements for measurement of and disclosure about fair value between U.S. GAAP and International Financial Reporting Standards ("IFRS"). ASU 2011-04 will require reporting entities to disclose quantitative information about the unobservable inputs used in the fair value measurements categorized within Level 3 of the fair value hierarchy. In addition, ASU 2011-04 will require reporting entities to make disclosures about amounts and reasons for all transfers in and out of Level 1 and Level 2 fair value measurements. The new and revised disclosures are effective for interim and annual reporting periods beginning after December 15, 2011. The new guidance only requires new disclosure and Plan management does not expect the adoption to have a significant impact on the Plan's financial statements.

  (i)
  Reclassifications

        Certain prior period balances have been reclassified to conform to the current year presentation.

  (j)
  Subsequent Events

        Plan management has evaluated events subsequent to December 31, 2011 and through the date the accompanying financial statements were filed with the Securities and Exchange Commission for transactions and other events that may require adjustment of and/or disclosure in such financial statements.

PacWest Bancorp 401(k) Plan

Notes to Financial Statements (Continued)

December 31, 2011 and 2010

(2) Significant Accounting Policies (Continued)

  (k)
  Concentration of Credit Risk

        Investment in PacWest Bancorp common stock comprises approximately 6% and 7% of the Plan's investments as of December 31, 2011 and 2010, respectively. During 2007, the Plan was amended regarding the maximum amount any participant may have in PacWest Bancorp common stock. Generally, participants may not allocate more than 25% of their contributions into PacWest Bancorp common stock.

(3) Investments

        The following table presents the fair value of individual investments representing 5% or more of the Plan's net assets available for benefits as of December 31, 2011 and 2010:

		December 31,
Issuer	Investment	2011	2010
Fidelity	Contrafund	$2,004,528	$1,834,837
Fidelity	Diversified International Fund	1,766,800	2,000,430
Fidelity	Freedom 2020 Fund	1,837,640	1,798,375
Vanguard	Total Bond Market Index Fund	2,027,384	1,884,732
Fidelity	Retirement Money Market Portfolio	4,204,177	4,045,833
PacWest Bancorp	Common stock	2,099,191	2,153,248

        During the year ended December 31, 2011, the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) as follows:

Investment	Year Ended December 31, 2011
Mutual funds	$(1,389,718)
PacWest Bancorp common stock	(237,572)

Net depreciation	$(1,627,290)

4. Fair Value Measurements

        On January 1, 2008, the Plan adopted a new accounting standard regarding disclosure of fair value measurements. This new standard establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets for identical assets or liabilities; Level 2, defined as inputs other than Level 1 that are either directly or indirectly observable such as quoted prices for identical or similar assets or liabilities in markets that are not active; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

        The Plan does not have any Level 3 investments at December 31, 2011 and 2010, and there were no transfers in or out of Level 1 or 2.

        The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

PacWest Bancorp 401(k) Plan

Notes to Financial Statements (Continued)

December 31, 2011 and 2010

4. Fair Value Measurements (Continued)

Mutual funds

        Mutual funds are valued at quoted market prices in an exchange and active markets, which represent the net asset values of shares held by the Plan at year-end, and are classified as Level 1 investments.

PacWest Bancorp Common Stock

        PacWest Bancorp common stock held in participant-directed accounts is stated at the fair value as quoted on a recognized securities exchange and is valued at the last reported sales price on the last business day of the Plan year and is classified as a Level 1 investment.

Common/collective Trust Funds

        These investments are public investment securities valued using the NAV for that fund and are classified as a Level 2 investment. The NAV is quoted on a private market that is not active; however, the unit price is based on the underlying investments. A majority of the investments held by each fund are traded on an active market.

        The following table presents by level, within the fair value hierarchy, the Plan's investments at fair value at December 31, 2011. There have been no changes in the methodologies at December 31, 2011 and 2010. We have classified these assets in accordance with the fair value hierarchy set forth in ASC 820:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Cash and cash equivalents	$4,204,177	$—	$—	$4,204,177
Mutual funds:
Blended	8,229,957	—	—	8,229,957
Large cap	7,170,431	—	—	7,170,431
Mid cap	3,326,803	—	—	3,326,803
Bond funds	3,071,261	—	—	3,071,261
International	1,766,800	—	—	1,766,800
Small cap	824,146	—	—	824,146
PacWest Bancorp common stock	2,099,191	—	—	2,099,191
Common/collective trusts	—	316,897	—	316,897

Total investments at fair value	$30,692,766	$316,897	$—	$31,009,663

PacWest Bancorp 401(k) Plan

Notes to Financial Statements (Continued)

December 31, 2011 and 2010

4. Fair Value Measurements (Continued)

        The following table presents by level, within the fair value hierarchy the Plan's investments at fair value at December 31, 2010:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Cash and cash equivalents	$4,045,833	$—	$—	$4,045,833
Mutual funds:
Blended	8,047,108	—	—	8,047,108
Large cap	6,939,503	—	—	6,939,503
Mid cap	3,433,701	—	—	3,433,701
Bond funds	2,963,383	—	—	2,963,383
International	2,000,430	—	—	2,000,430
Small cap	978,999	—	—	978,999
PacWest Bancorp common stock	2,153,248	—	—	2,153,248
Common/collective trusts	—	6,002	—	6,002

Total investments at fair value	$30,562,205	$6,002	$—	$30,568,207

Cash and cash equivalents are interest bearing and are invested in a money market portfolio.

(5) Party-in-Interest Transactions

        Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the custodian as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Certain Plan investments are shares of PacWest Bancorp company stock, and thus, these are party-in-interest transactions. See Note 2(f) for additional party-in-interest transactions.

(6) Income Taxes

        The Company received a favorable tax determination letter on October 9, 2003 from the Internal Revenue Service stating that the Plan is qualified under IRC Section 401(a) and that the Trust is exempt from federal income taxes under provisions of Section 501(a). Although the Plan has been amended and restated, the plan administrator and the Plan's tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

        GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of the liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions and the Plan could be subject to income tax if certain issues were found by the IRS that could result in the disqualification of the Plan's tax-exempt status; however, there are no audits, for any tax periods, currently in progress.

PacWest Bancorp 401(k) Plan

Notes to Financial Statements (Continued)

December 31, 2011 and 2010

(7) Reconciliation of Financial Statements to Form 5500

        The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2011 and 2010 to Form 5500:

	December 31,
	2011	2010
Net assets available for benefits per the financial statements	$32,564,298	$31,880,567
Less: Employer and participant contributions receivable	(602,954)	(606,543)

Net assets available for benefits per Form 5500	$31,961,344	$31,274,024

        The following is a reconciliation of changes in net assets available for benefits per the financial statements for the year ended December 31, 2011 to Form 5500:

Year Ended December 31, 2011
Increase in net assets available for benefits per the financial statements	$683,731
Add: Prior year employer and participant contributions receivable	606,543
Less: Current year employer and participant contributions receivable	(602,954)

Increase in net assets available for benefits per Form 5500	$687,320

PacWest Bancorp 401(k) Plan

Supplemental Schedule—Form 5500 Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

Employer Number 33-0885320

Plan Number: 001

December 31, 2011

Identity of issuer, borrower, or similar party		Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Number of shares	Current value(a)
(b)	Fidelity	Retirement Money Market Portfolio		$4,204,177
(b)	Fidelity	Contrafund	29,714	2,004,528
(b)	Fidelity	Capital Appreciation Fund	50,243	1,236,976
(b)	Fidelity	Diversified International Fund	69,232	1,766,800
(b)	Fidelity	Small Cap Stock Fund	69,809	1,154,646
(b)	Fidelity	Freedom Income Fund	29,779	334,717
(b)	Fidelity	Freedom 2000 Fund	18,746	222,700
(b)	Fidelity	Freedom 2005 Fund	10,056	105,790
(b)	Fidelity	Freedom 2010 Fund	79,969	1,047,592
(b)	Fidelity	Freedom 2015 Fund	95,792	1,047,009
(b)	Fidelity	Freedom 2020 Fund	140,064	1,837,640
(b)	Fidelity	Freedom 2025 Fund	131,409	1,420,527
(b)	Fidelity	Freedom 2030 Fund	46,814	601,086
(b)	Fidelity	Freedom 2035 Fund	62,073	654,870
(b)	Fidelity	Freedom 2040 Fund	78,045	574,409
(b)	Fidelity	Freedom 2045 Fund	21,032	182,767
(b)	Fidelity	Freedom 2050 Fund	23,519	200,850
(b)	Fidelity	Spartan 500 Index Fund	27,609	1,228,315
(b)	Fidelity	Intermediate Government Income Fund	95,157	1,043,877
	American Century	Equity-Income Fund	21,325	880,947
	Vanguard	Total Bond Market Index Fund	184,308	2,027,384
	Oakmark	Fund Class I	16,864	703,041
	Artisan	Mid Cap Fund	35,408	1,165,995
	Royce	Low Priced Stock Fund	57,592	824,146
	Perkins	Mid Cap Value Fund	49,835	1,006,162
	Wells Fargo	Stable Return Fund	6,649	308,867
	American Funds	Growth Fund of America Class R4	39,152	1,116,624
(b)	PacWest Bancorp	Common stock	110,704	2,099,191

		Total investments held at end of year		31,001,633
	Participant Notes
(b)	The Plan	145 Participant notes, interest rates ranging from 5.25% to 8.85%		959,711

		Total investments and notes held at end of year		$31,961,344

(a)
Historical cost information is not required for participant-directed funds.

(b)
Party-in-interest for which statutory exception exists.

See Accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PACWEST BANCORP 401(K) PLAN
Date: June 26, 2012	/s/ JEFFREY T. KRUMPOCH Jeffrey T. Krumpoch Authorized Signer 401(k) Plan Committee